Room 4561

July 26, 2007

Mr. Paul J. Curlander
Chairman and Chief Executive Officer
Lexmark International, Inc.
One Lexmark Center Drive
740 West New Circle Road
Lexington, Kentucky 40550

> **RE: Lexmark International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 1-14050**

Dear Mr. Curlander:

We have reviewed your response letter dated July 3, 2007 in addition to the above referenced filings and have the following comments. Unless otherwise noted where prior comments are referred to they refer to our letter dated May 29 ,2007. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to our prior comment 3 where you indicate that you do not consider the requirement of Regulation G to provide a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP to be applicable, as "neither of these measures (i.e., days sales outstanding and days sales of inventory) has a directly comparable financial measure calculated and presented in accordance with GAAP." Item II.A.2.b of SEC Release No. 33- 8176 implies that a non-GAAP measure includes a measure that is calculated using inputs that were not calculated in accordance with GAAP. The Staff notes that the inputs used in your calculation have comparable GAAP measures (i.e., accounts receivable, inventory, etc.) to which your non-GAAP inputs can be reconciled. Please revise

your presentation in future filings to comply the Regulation G requirement to provide a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.

2.   Please refer to prior comment 5. We note your disclosure that that during 2006, laser unit revenue increased 3%, and laser unit shipments increased approximately 9% while laser hardware average unit revenue ("AUR"), decreased approximately 9%. We further note that this decrease reflects price declines and a mix shift to low-end monochrome lasers. Tell us the extent to which these price declines have affected each category of laser printers (i.e., shared workgroup products and lower-priced desktop products) and the related effect on each products gross margin. Tell us how you considered disclosing this information pursuant to Item 303(a)(3)(ii-iii) of Regulation S-K.

3.   In addition, we note that inkjet revenues decreased 8%, with Inkjet unit shipments decreasing approximately 20% and Inkjet hardware AUR increasing approximately 2% as a favorable product mix shift to All In One ("AIO") printers was partially offset by price declines. Clarify for us the margins associated with the each major category of inkjet printers.. Tell us your consideration of disclosing the extent to which these price declines and product shift have affected gross margins on the related category of consumer printers (i.e., inkjet and AIO). Tell us how you considered disclosing this information pursuant to Item 303(a)(3)(ii-iii) of Regulation S-K.

4.   In light of the price declines and competitive pressure experienced by you in both the business and consumer segments, tell us what effect this trend has had on your determination of inventory reserves relating to market value adjustments. Tell us whether any of your products experience negative gross margins on a standalone basis (before considering the effect of related supplies revenue). If negative margins exist, tell us what consideration you have given to any inventory or product valuation impact and disclosure of this information in your filings.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant